                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                           BALANCED CARE CORPORATION
                                (Name of Issuer)

                                 COMMON SHARES
                         (Title of Class of Securities)

                                  057630-10-5
                                 (CUSIP Number)


                             IPC ADVISORS S.A.R.L.
                28 RUE JEAN BAPTISTE, FRESEZ, L-1542 LUXEMBOURG
                           TEL. NO.: 011-352-262-0471
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               RORY GREISS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 JULY 31, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  3  OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    IPC Advisors S.A.R.L.
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE   (a)  [ ]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Luxembourg
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
  NUMBER OF         0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           17,040,000
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    17,040,000
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  4  OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    LXB Investments Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    The Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
  NUMBER OF         0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           17,040,000
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    17,040,000
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  5  OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    Lillian Trust
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Guernsey, Channel Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
  NUMBER OF         0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           17,040,000
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    17,040,000
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  6  OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    LMR Investments Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE   (a)  [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    The Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
   NUMBER OF        0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           0
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    0
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    0
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    0
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  7 OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    IPC Equity Holdings Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    The Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
  NUMBER OF         0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           0
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    0
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    0
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    0
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  8  OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    LMR Trust
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Guernsey, Channel Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
  NUMBER OF         0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           0
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    0
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    0
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  9  OF 15  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    The Monument Trust Company Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    The Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
  NUMBER OF         0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           17,040,000
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    0
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

         IPC Advisors S.A.R.L., a Luxembourg corporation ("IPC Advisors"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), Lillian Trust, a Guernsey, Channel Islands trust (the "Lillian Trust"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), IPC Equity Holdings Limited, a Cayman Islands corporation ("IPC Equity"), LMR Trust, a Guernsey, Channel Islands trust (the "LMR Trust") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Trustee" and, collectively with IPC Advisors, LXB Investments, the Lillian Trust, LMR Investments, IPC Equity and the LMR Trust, the "Reporting Persons") hereby amend the report on Schedule 13D filed on October 21, 1999, as amended by Amendment No. 1 and Amendment No. 2 to Schedule 13D, filed on December 23, 1999 and on July 27, 2000, respectively (the "Schedule 13D"), in respect of the common stock, par value $0.001 per share (the "Common Stock") of Balanced Care Corporation, a Delaware corporation (the "Issuer"), as set forth below. Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

Item 2.  Identity and Background.

         a. The names of the persons filing this statement are IPC Advisors S.A.R.L., a Luxembourg corporation ("IPC Advisors"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), Lillian Trust, a Guernsey, Channel Islands trust (the "Lillian Trust"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), IPC Equity Holdings Limited, a Cayman Islands corporation ("IPC Equity"), LMR Trust, a Guernsey, Channel Islands trust (the "LMR Trust") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation, as trustee of the Lillian Trust and the LMR Trust (the "Trustee" and, collectively with IPC Advisors, LXB Investments, the Lillian Trust, LMR Investments, IPC Equity and the LMR Trust, the "Reporting Persons"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). LXB Investments owns 100% of the outstanding capital stock of IPC Advisors and the Lillian Trust owns 100% of the equity of LXB Investments. LXB Investments acquired 100% of the outstanding capital stock of IPC Advisors pursuant to an agreement, dated July 31, 2000, between LMR Investments Limited, a Cayman Islands corporation and LXB Investments.

         The Trustee has discretion regarding investment and voting decisions as trustee for the Lillian Trust and the LMR Trust. LMR Protector Limited, a Cayman Islands corporation, is the protector of the Lillian Trust and the LMR Trust and has the power under the trust declarations to remove or replace the Trustee.

         The names of the directors of IPC Advisors are Henry Reichmann and J.B. Unsworth. The names of the directors of LXB Investments are Henry Reichmann and J.B. Unsworth. The names of the directors and executive officers of the Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner. The names of the directors of LMR Investments and IPC Equity are Henry Reichmann and J.B. Unsworth. The names of the directors of LMR Protector Limited are Henry Reichmann and J.B. Unsworth.



                                                    Page 10 of 15 pages.

         b. The business address of IPC Advisors is IPC Advisors S.A.R.L., 28 rue Jean Baptiste Fresez, L-1542 Luxembourg. The business address of each of the directors of IPC Advisors is IPC Advisors S.A.R.L., 28 rue Jean Baptiste
Fresez, L-1542 Luxenbourg.

      The business address for each of LXB Investments, LMR Investments and IPC Equity is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of the Lillian Trust and the LMR Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE.

      The business address of the Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Trustee is as follows:

Simon Brooks                        14 New Street, St. Peter Port, Guernsey
Stephen John Harlow                 14 New Street, St. Peter Port, Guernsey
Simon Richard Henning               14 New Street, St. Peter Port, Guernsey
Geoffrey Robert Le Page             14 New Street, St. Peter Port, Guernsey
Andrew John Tabemer                 14 New Street, St. Peter Port, Guernsey
Ansel Edwin Holder                  Canada Court, Upland Road, St. Peter Port, Guernsey
Kenneth Rayner                      Canada Court, Upland Road, St. Peter Port, Guernsey


         The business address of LMR Protector Limited is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector Limited is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

         c. IPC Advisors, LXB Investments, LMR Investments Limited and IPC Equity are corporations whose principal business is to hold, finance and participate in investments. Each of the Lillian Trust and the LMR Trust is a trust whose principal business is to hold assets on behalf of beneficiaries of the trust. The Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

         The present principal occupation of each of the officers and directors of IPC Advisors is a private investor. The present principal occupation of each of the directors of LXB Investments, LMR Investments and IPC Equity is a corporate executive.

         The present principal occupation of each of the directors and executive officers of the Trustee is as follows:


     Simon Brooks             Chartered Accountant
     Stephen John Harlow      Chartered Accountant
     Simon Richard Henning    Chartered Accountant


                                                        Page 11 of 15 pages.

     Geoffrey Robert Le Page       Accountant
     Andrew John Tabemer           Chartered Accountant
     Ansel Edwin Holder            Managing Director - Banking
     Kenneth Rayner                Head of Trust for British Isles


         The present principal occupation of Joseph Reichmann is a corporate executive.

         d. During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. IPC Advisors is organized under the laws of Luxembourg. LXB Investments, LMR Investments and IPC Equity are organized under the laws of the Cayman Islands.

         Each of the directors of IPC Advisors is a Canadian citizen. Each of the directors of LXB Investments, LMR Investments and IPC Equity is a Canadian citizen.

         Each of the Lillian Trust and the LMR Trust is organized under the laws of Guernsey, Channel Islands.

         The Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Trustee is a British citizen.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         As described in the Issuer's Current Report filed on July 19, 2000, HR Investments Limited, RH Investments Limited and VXM Investments Limited, each a Cayman Island corporation (collectively, the "Purchasers"), each entered into a Purchase Agreement, dated as of June 30, 2000, with the Issuer under which the Purchasers agreed to purchase from the Issuer Unsecured Convertible Grid Debentures in an aggregate principal amount equal to $14,000,000 (the "Debenture Transactions"). The Reporting Persons may be considered part of a "group" with the Purchasers.

         Other than the Debenture Transactions, IPC Advisors acquired the Common Stock of the Issuer for investment purposes. IPC Advisors will continuously evaluate its ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that IPC Advisors may deem material to their investment decision, IPC Advisors may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that IPC Advisors now owns or may hereafter acquire. Accordingly, IPC Advisors should not be considered a passive investor.

         IPC Advisors currently has no plans or proposals, though IPC Advisors reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or

                                                        Page 12 of 15 pages.

any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (a) IPC Advisors directly holds 17,040,000 shares of Common Stock which represent approximately 49.8% of the issued and outstanding shares of Common Stock. LXB Investments, the Lillian Trust and the Trustee each indirectly hold 17,040,000 shares of Common Stock which represent approximately 49.8% of the issued and outstanding shares of Common Stock. LMR Investments, IPC Equity and the LMR Trust are, pursuant to Rule 13d-3 of the Exchange Act, no longer deemed to be the beneficial owners of such shares.


                                                        Page 13 of 15 pages.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated:  August 1, 2000

                                            IPC Advisors S.A.R.L.


                                            By: /s/ J.B. Unsworth
                                               -------------------------------
                                               Name: J.B. Unsworth
                                               Title: Manager



                                            LXB Investments Limited

                                            By: /s/ J.B. Unsworth
                                               -------------------------------
                                               Name: J.B. Unsworth
                                               Title: Director



                                            LMR Investments Limited

                                            By: /s/ J.B. Unsworth
                                               -------------------------------
                                               Name: J.B. Unsworth
                                               Title: Director



                                            IPC Equity Holdings Limited

                                            By: /s/ J.B. Unsworth
                                               -------------------------------
                                               Name: J.B. Unsworth
                                               Title: Director



                                                        Page 14 of 15 pages.

                                  LMR Trust by The Monument Trust Company
                                  Limited in its capacity as Trustee


                                  By: /s/ S.J. Harlow
                                     -------------------------------
                                     Name: S.J. Harlow
                                     Title: Director



                                  Lillian Trust by The Monument Trust Company
                                  Limited in its capacity as Trustee


                                  By: /s/ S.J. Harlow
                                     -------------------------------
                                     Name: S.J. Harlow
                                     Title: Director



                                  The Monument Trust Company Limited
                                  in its capacity as Trustee of LMR
                                  Trust and Lillian Trust



                                  By: /s/ S.J. Harlow
                                     -------------------------------
                                     Name: S.J. Harlow
                                     Title: Director



                                                        Page 15 of 15 pages.